Appendix B defines certain words and phrases used in this prospectus.

In Summary: Policy Benefits

Death Benefit

The primary benefit of your policy is life insurance coverage.  While the policy is In Force, we will pay the Death Benefit to your Beneficiary when the Insured dies.

Your Choice of Death Benefit Options

You choose one of three (3) available Death Benefit options.

Payout

You or your Beneficiary may choose to receive the Policy Proceeds: (1) in a lump sum, or (2) or may leave the proceeds on deposit with us in an interest-bearing account.

Riders

You may elect any of the available Riders.  Rider availability varies by state and there may be an additional charge.  Riders available:

•	Change of Insured Rider (available at no charge); and
•	Supplemental Insurance Rider.

Choice of Charge Structure

We offer charge structures, or "policy components," that permit policy purchasers to determine how to apportion policy expenses (including distribution expenses) over the life of the policy.  Each of the policy components applicable to the Base Specified Amount and Rider Specified Amount apportions charges in a different manner between monthly charges,  premium loads and deferred premium loads.  At the time of application, you select a policy component configuration to apply to your Total Specified Amount.  Some of the charges associated with the policy are lower under the policy components applied to Rider Specified Amount when compared to the corresponding policy component applied to Base Specified Amount.  Compensation paid to broker~~-~~dealer firms will depend upon the configuration of policy components chosen.  We have summarized below the policy components that currently are available under the policy.

•
Policy Component A has a Premium Load that declines over the first 5 policy years, and a Deferred Premium Load that is based on Premium paid in the first policy year and is charged in policy years 2-5.  The aggregate current monthly charges (i.e., the cost of insurance charge, the specified amount charge, and the sub-account asset charge) under this policy component will be lower than those under Policy Components B and C during the first four years, and lower than Policy Component D in all years.

•
Policy Component B has a Premium Load that declines over the first five years.  No Deferred Premium Load applies under this policy component.  The aggregate current monthly charges are lower than those for:  Policy Component A after the first four policy years; Policy Component C after the first ten policy years; and Policy Component D in all policy years.

•
Policy Component C has a current Premium Load that is lower than the Premium Load on Policy Components A and B, and declines over a shorter, 4 year, period.  No Deferred Premium Load applies.  The aggregate current monthly charges are higher than those for Policy Component B during the first ten policy years, and similar thereafter.  The aggregate current monthly charges are higher than those for Policy Component A during the first four policy years, and similar thereafter.  The current monthly charges are lower than those for Policy Component D in all policy years.

•	Policy Component D has no Premium Load or Deferred Premium Load, and higher aggregate current monthly charges when compared to Policy Components A, B and C.

Your representative can provide you illustrations demonstrating the differences among various policy component configurations and combinations of coverage under the base policy and the Supplemental Insurance Rider.  You should consider your policy component configurations carefully, as they impact the charges assessed and total compensation paid on your policy.  Once the policy has been issued, changes to the policy component configurations are permitted only with our approval.

Coverage Flexibility

Subject to conditions, you may choose to:

•	change the Death Benefit option;

•	increase or decrease the Base Specified Amount and Rider Specified Amount;

•	change your beneficiaries; and

•	change who owns the policy.

Access to Cash Value

Subject to conditions, you may:

•	Take a policy loan of no more than 90% of the Cash Value. The minimum loan amount is $500.

•	Take a partial surrender of at least $500.

•	Surrender the policy for its Cash Surrender Value at any time while the Insured is alive. The Cash Surrender Value will be the Cash Value, less any Indebtedness, plus any Enhancement Benefit.

Premium Flexibility

You will not be required to make Premium payments according to a schedule.  Within limits, you may vary the frequency and amount of Premium payments, and you might even be able to skip making a Premium payment.

Investment Options

You may choose to allocate your Net Premiums to the fixed account or to one or more Sub-Accounts.

The fixed account will earn interest daily at an annual effective rate of no less than the stated interest crediting rate shown on the Policy Data Page.

The variable investment options offered under the policy are mutual funds designed to be the underlying investment options of variable insurance products.  Nationwide VLI Separate Account-4 contains one   Sub-Account for each of the mutual funds offered in the policy.  The value of that portion of your Cash Value invested in the Sub-Accounts will depend on the Investment Experience of the Sub-Accounts you choose.

Transfers Between and Among Investment Options

You may transfer Cash Value between the fixed account and the variable investment options, subject to certain conditions.  You may transfer among the Sub-Accounts within limits.  We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience.  We also offer dollar cost averaging, an automated investment strategy that spreads out transfers over time to try to reduce the investment risks of market fluctuations.

Taxes

Unless you make a withdrawal, generally, you will not be taxed on any earnings of the policy.  This is known as tax deferral.  Also, the Beneficiary generally will not have to include the Death Benefit as taxable income.

Assignment

You may assign the policy as collateral for a loan or another obligation while the Insured is alive.

Examination Right

For a limited time, you may cancel the policy and receive a refund.  When you cancel the policy during your examination right, we refund either your Premium or the sum of the Cash Value and any previous policy charges assessed, depending on the state in which the policy is issued.

Policy Charges

We will take deductions from Premium payments and/or the Cash Value, as applicable, to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the charges assessed under the policy.  We begin to deduct monthly charges from your policy's Cash Value on the Policy Date.  If you have a policy loan, a complete description of how interest credited and charged results in costs to you is described in the Policy Loans section of this prospectus.

The charges reflect the costs and risks associated with your policy. Each Insured is assigned to an underwriting class based upon his/her age, gender (if not unisex classified), smoker status, type of evidence of insurability, and insurability status.  In evaluating and underwriting the corporate or legal entity purchasing the Policy, and setting cost of insurance charges, we may take into account several factors, including the purpose for which the Policy is being purchased, the anticipated amount and timing of Premium payments, and the expected asset persistency.

We offer several charge structures, or "policy components," which can be selected and blended—i.e., you may elect to apply 100% of your Total Specified Amount to a single policy component, or apply portions (totaling 100%) of your Total Specified Amount to one or more policy components.  The policy components permit policy purchasers to determine how to allocate policy charges (including charges for distribution expenses) over the life of the policy.  (For information about the compensation arrangements with broker-dealer firms that sell the Policy, please refer to the Distribution, Promotional, and Sales Expenses section of this prospectus.)  Certain policy components rely on premium loads to cover expenses, while others prefer to rely on periodic charges that spread expenses over the years.  Different policy components consist of different patterns of current policy charges.

•
Policy Component A calls for the greatest apportionment of charges on the front-end.  This policy component includes a Premium Load that declines over the first 5 policy years, as well as a Deferred Premium Load that is assessed in policy years 2-5 and is based on Premium paid in the first policy year.  The aggregate current monthly charges (i.e., the cost of insurance charge, the specified amount charge, and the sub-account asset charge) under this policy component are lower than those for Policy Components B and C during the first four policy years, and lower than those for Policy Component D in all policy years.

•
Policy Component B includes a Premium Load that declines over the first 5 policy years, but does not include a Deferred Premium Load.  The aggregate current monthly charges are:  lower than those for Policy Component A after the first four policy years; lower than those for Policy Component C after the first ten policy years; and lower than those for Policy Component D in all policy years.

•
Policy Component C apportions charges on the front-end to a lesser extent than under either Policy Component A or B:  the Premium Load is at a lower, declining rate and for a shorter duration (i.e., for four rather than five years).  The aggregate current monthly charges are higher than those for Policy Component B during the first ten policy years, and similar thereafter.  The aggregate current monthly charges are higher than those for Policy Component A during the first four policy years, and similar thereafter.  The aggregate current monthly charges are lower than those for Policy Component D in all years.

•
Policy Component D has no Premium Load - either front-end or deferred.  The aggregate current monthly charges under this policy component are always higher than those under Policy Components A, B, and C.

The charges assessed under your policy will depend upon the policy component configurations you select for your Total Specified Amount, and whether you elect coverage under the Supplemental Insurance Rider.  Generally, if you choose to purchase coverage under the Supplemental Insurance Rider, and concurrently reduce the Base Specified Amount by an off-setting amount, some of the charges associated with your policy will be lower because the charges under the rider are generally lower than those available under a base policy (i.e., a policy without any riders). (For more information about the benefits and operation of the Supplemental Insurance Rider, see the Policy Riders and Rider Charges section of this prospectus.)  Depending on the actual amount and timing of Premium payments and Investment Experience, at any point in time, the Cash Value and death benefit associated with one policy component may turn out to be less favorable than they would have been if another component had been selected.  While we reserve the right to change the pattern of charges under a policy component at any time, the levels of charges associated with each policy component will never exceed the maximum charges in the Periodic Charges Other Than Mutual Fund Operating Expenses table in the Summary: Fee Tables section of this prospectus.

When you submit your application to purchase the policy, you select a policy component configuration to apply to your Base Specified Amount - for example, you might elect to apply 25% of your Base Specified Amount to each policy component, or 50% to Policy Component B and 50% to Policy Component D.  This selection of policy component configurations determines how we weight the current policy charges to calculate the amount of each charge that you pay.  In other words, the charge that you pay is a proportional blending of the charges associated with each of the policy components that apply to your Total Specified Amount.  For example, if you elect to apply 25% of your Base Specified Amount to each policy component, then we would add 25% of the Premium Load for each policy component to determine the amount of Premium Load you would pay; we would follow the same procedure to determine the Deferred Premium Load or the monthly policy charges that you would pay under that policy component configuration.  Similarly, if you elect to apply 50% of your Base Specified Amount to Policy Component B and 50% to Policy Component D, then we would add 50% of the Premium Load for Policy Component B to 50% of the Premium Load for Policy Component D to determine the amount of Premium Load you would pay, and we would follow the same procedure to determine the Deferred Premium Load or the monthly policy charges that you would pay under that policy component configuration.  See Appendix C to this prospectus for examples showing how the amount and timing of charges under the Policy vary under the different policy components, and how those charges are "blended" when you elect the Supplemental Insurance Rider and/or apply portions of your Total Specified Amount (i.e., Base Specified Amount plus Rider Specified Amount) to one or more policy components.

We reserve the right to limit the availability of any policy component to a policy purchaser based on:  (1) the amount of overall expenses under the policy and the timing of the allocation of those expenses over the life of the policy;  (2) the anticipated amount and timing of Premium payments; and (3) the expected asset persistency based on the purpose for which the corporation/entity is purchasing the policy.  Once the policy has been issued, changes to the policy component configurations are permitted only with our approval.  Your chosen policy component configuration is documented on the Policy Data Page.

This policy is complex.  The amount of charges assessed under your policy will depend upon policy component configuration(s) applied to your policy, and whether you elect the Supplemental Insurance Rider.  Your registered representative can provide you with illustrations showing the results of various policy component allocation configurations and the benefits/detriments of electing available riders.  By comparing and discussing the various scenarios with your registered representative, he or she can answer any questions you have and help you to identify the policy component configuration(s) that is/are consistent with your objectives.

Premium Load

We deduct a Premium Load from each Premium payment to partially reimburse us for our sales expenses and premium taxes, and certain actual expenses--including acquisition costs.  The Premium Load also provides revenue to compensate us for assuming risks associated with the policy, and revenue that may be a profit to us.  In your policy, this charge is referred to as the “Percentage of Premium Charge.”  The Premium Load applicable to your policy depends on the policy component configurations you select, the number of years since the Policy Date, the amount of annual Premium, and the amount of term insurance coverage you purchased via the Supplemental Insurance Rider.

We divide each Premium payment into contributions towards Target Premium and Excess Premium.  Target Premium is an annual premium based on the specified amount under the base policy (i.e., the policy without any riders) and the Insured's age and underwriting class.  A portion of each Premium payment is considered a contribution towards Target Premium until the total of such contributions in a policy year equals the Target Premium.   The portion considered a contribution towards Target Premium is equal to the Premium payment multiplied by the ratio of the Base Specified Amount to the Total Specified Amount. The portion of each premium payment that exceeds the Target Premium is Excess Premium. The chart below shows the current Premium Loads on Target Premium and Excess Premium that are assessed under each policy component. See Appendix C to this prospectus for examples showing how Premium Loads are assessed.

Premium Loads on Target and Excess Premium
Policy Year	1		2		3		4		5 and thereafter
	Target	Excess	Target	Excess	Target	Excess	Target	Excess	Target	Excess
Policy Component A	10%	2%	8%	2%	6%	2%	4%	2%	2%	2%
Policy Component B	10%	2%	8%	2%	6%	2%	4%	2%	2%	2%
Policy Component C	8%	2%	6%	2%	4%	2%	2%	2%	2%	2%
Policy Component D	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

The Premium Load that you pay is determined by multiplying the Premium payment by the weighted average (i.e., a proportional blending) of the Premium Loads for each policy component based on the policy component configuration(s) that you have selected.

We treat each increase in the Base Specified Amount as  new coverage, with the Premium Load attributable to the increase determined as if it is part of a newly issued policy.

Deferred Premium Load

We deduct a Deferred Premium Load from the Cash Value to partially compensate us for our sales expenses and premium taxes.  This charge also may provide revenue to compensate us for assuming risks associated with the policy, and revenue that may be a profit to us.  In your policy, this charge is referred to as the “Deferred Percentage of Premium Charge.”  The Deferred Premium Load applicable to your policy depends on the aggregate Premium payments made to the policy in the first policy year, the policy component configuration(s) you select, and the amount of term insurance coverage you purchased via the Supplemental Insurance Rider.  Currently, we deduct the Deferred Premium Load only under Policy Component A, on the anniversary of the Policy Date in policy years 2 through 5, and the charge is taken proportionally from your Sub-Account allocations and the fixed account.  This charge is in addition to the Premium Load assessed in those years, and is assessed regardless of whether any Premium is paid in those years.

The amount of Deferred Premium Load that you pay depends on the classification of your Premium payment(s) as contributing towards Target Premium or Excess Premium, and the policy component configuration(s) you select.  The chart below shows the current Deferred Premium Loads on Target Premium and Excess Premium that are assessed under each policy component.

Deferred Premium Loads on Target and Excess Premium

Policy Year	1		2-5		6 and thereafter
	Target	Excess	Target	Excess	Target	Excess
Deferred Premium Load: Policy Component A	0%	0%	2%	0.5%	0%	0%
Deferred Premium Load: Policy Component B	0%	0%	0%	0%	0%	0%
Deferred Premium Load: Policy Component C	0%	0%	0%	0%	0%	0%
Deferred Premium Load: Policy Component D	0%	0%	0%	0%	0%	0%

The Deferred Premium Load is determined by multiplying the Premium payment by the weighted average (i.e., a proportional blending) of the Deferred Premium Loads for each policy component, based on the policy component configuration(s) that you have selected.  The Deferred Premium Load currently is (and is guaranteed never to exceed) 2% of aggregate Premium payments made in policy year 1.

Base Policy Cost of Insurance

We deduct a Cost of Insurance Charge from the policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for providing expected mortality benefits, and to reimburse us for certain actual expenses, including acquisition costs and state and federal taxes.  This charge also provides revenue to compensate us for assuming certain risks associated with the policy, and revenue that may be profit to us.  The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured’s age, gender (if not unisex classified), tobacco use, substandard ratings, and underwriting class, the number of years from the Policy Date, and the policy component configuration(s) you select.  The cost of insurance rates are based on our expectations as to future mortality, investment earnings, persistency, expenses, and taxes.  The Base Policy Cost of Insurance Charge that you pay is determined by multiplying the Base Policy Net Amount At Risk by the weighted average (i.e., a proportional blending) of the cost of insurance rates for each policy component based on the policy component configuration(s) that you have selected.  There may be a separate cost of insurance rate for the initial Base Specified Amount and any Base Specified Amount increase.  The cost of insurance rates will never be greater than those shown on the Policy Data Page.

We will uniformly apply any change in cost of insurance rates for Insureds of the same age, underwriting class and any substandard ratings, selected policy component configurations, and In Force policy duration.  If a change in the cost of insurance rates causes the amount of your Cost of Insurance Charge to increase, your policy’s Cash Value could decrease.  If a change in the cost of insurance rates causes ~~a~~your Cost of Insurance Charge to decrease, your policy's Cash Value could increase.

We may underwrite your policy on a non-medical basis that may result in a higher Cost of Insurance Charge.    Non-medical underwriting means that a physical examination to obtain medical information on the proposed Insured is not required to issue the policy.  The higher Cost of Insurance Charge would compensate us for assuming additional mortality risk as a result of issuing without the information that results from medical underwriting.  The result is that healthy individuals will subsidize less healthy individuals because there is no medical underwriting, which typically results in lower cost of insurance rates being applied to fully underwritten policies.   If you were to purchase one of our policies that is medically underwritten and you are healthy, your cost of insurance rates would be lower.

The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

Sub-Account Asset Charge

We deduct a  Sub-Account Asset Charge from the policy's Cash Value allocated to the Sub-Accounts on each monthly anniversary of the Policy Date to compensate us for certain actual expenses, including acquisitions costs and premium taxes.  This charge also provides revenues to compensate us for assuming certain risks associated with the policy, and revenues that may be profit to us.  In your policy, this charge is referred to as the “Monthly Variable Sub-Account Asset Charge.”

The Sub-Account Asset Charge will be deducted proportionally from your Sub-Account allocations on each monthly anniversary of the Policy Date.  The Sub-Account Asset Charge applicable to your policy depends on the policy component configuration(s) you select, the amount of your Cash Value, and whether there is any specified amount attributable to the Supplemental Insurance Rider. We determine this charge for the base policy by multiplying your Cash Value allocated to the Sub-Accounts by the weighted average (i.e., a proportional blending) of the Sub-Account Asset factors for each policy component, based on the policy component configuration(s) that you have selected.  (Different Sub-Account Asset factors apply to the Rider.  Information on Sub-Account Asset Charges associated with the Supplemental Insurance Rider is provided under Policy Rider and Rider Charges section below.)  We assess this charge in addition to any charges assessed by the mutual funds underlying the Sub-Accounts.

The Sub-Account Asset Charge applicable to your policy depends on the policy component configuration(s) you select.  The table below shows the current Sub-Account Asset Factors (presented as an annual rate) for policy components for the Base Specified Amount.  (See the Policy Rider and Rider Charges section of this prospectus for the Sub-Account Asset Factor associated with the Supplemental Insurance Rider.)

Base Policy Sub-Account Asset Factors (shown as an annual rate)[1]
Ratio of Cash Value to 7-Pay Premium[2] (on a monthly anniversary)	Policy Component A	Policy Component B	Policy Component C	Policy Component D
Under 125%	0.30%	0.25%	0.25%	0.60%
125% - 249%	0.26%	0.23%	0.23%	0.55%
250% - 374%	0.22%	0.20%	0.20%	0.50%
375% - 499%	0.19%	0.18%	0.18%	0.46%
500% - 649%	0.17%	0.16%	0.16%	0.42%
650% - 799%	0.15%	0.14%	0.14%	0.38%
800% - 999%	0.13%	0.13%	0.13%	0.35%
1000% - 1299%	0.11%	0.11%	0.11%	0.33%
1300% - 1599%	0.10%	0.10%	0.10%	0.31%
1600% - 1999%	0.09%	0.09%	0.09%	0.29%
2000% - 2499%	0.08%	0.08%	0.08%	0.27%
2500% & over	0.06%	0.06%	0.06%	0.25%

1  To calculate the monthly deduction, use the following formula:

        Monthly Rate = (1+ Annual Rate) (Number of days in the Month / Number of days in the year) - 1
[2] The 7-Pay Premium is established as of the Policy Date and will not change unless you increase or decrease your Total Specified Amount.

The Sub-Account Asset Charge is determined by proportionally blending the sub-account asset factors for the policy components you have selected to a single factor that is then applied to the Policy’s Cash Value.  The guaranteed maximum annual and monthly charges are shown on the Policy Data Pages.

Base Specified Amount Charge

We deduct a monthly Base Specified Amount Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the policy.  The charge applicable to your policy depends on the Total Specified Amount and is the same for all component configurations.  The charge associated with the first $50,000 of Total Specified Amount is determined separately from the charge associated with the Total Specified Amount in excess of $50,000. The maximum guaranteed Base Specified Amount Charge is $0.40 per $1,000 of Specified Amount.

The table below shows the current Base Specified Amount Charges.  The Base Specified Amount Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

                           Base Specified Amount Charges
Policy Year	Amount of Total Specified Amount
	Up to $50,000	Over $50,000
1 through 20	$0.30 per $1,000	$0.01 per $1,000
21 and thereafter	$0.01 per $1,000	$0.01 per $1,000

A specified amount charge also applies to the Rider Specified Amount under the Supplemental Insurance Rider.  If you elect that rider, the total specified amount charges you pay will depend upon the allocation of Total Specified Amount between the base policy and the Supplemental Insurance Rider.  Information on the specified amount charges applied to the Rider Specified Amount is provided in the Policy Rider and Rider Charges section of this prospectus.

Administrative Charge

We deduct a monthly Administrative Charge from the policy's Cash Value to reimburse us for the costs of maintaining the policy, including accounting and recordkeeping.  Currently, the Administrative Charge is $5 per month per policy.  The maximum guaranteed Administrative Charge is $10 per month per policy.

The Administrative Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.

Illustration Charge

Currently, we do not assess an Illustration Charge, which would compensate us for the administrative costs of generating the illustration.  However, we may, in the future, assess an Illustration Charge, which will not exceed $25 per illustration requested.  Any Illustration Charge must be paid by check at the time of the illustration request.  The Illustration Charge will not be deducted from the policy's Cash Value.

Policy Rider Charges

•	Change of Insured Rider--There currently is no charge associated with this rider.

•
Supplemental Insured Rider– If you purchase this rider and increase the Total Specified Amount (i.e., by the Rider Specified Amount attributable to the Supplemental Insurance Rider), then you will increase the overall monthly charges associated with this policy, even if the Base Specified Amount is not changed.  If, however, you purchase the rider and do not increase the Total Specified Amount and instead reduce the Base Specified Amount by an off-setting amount of Rider Specified Amount, then electing the Supplemental Insurance Rider will potentially reduce the overall monthly charges associated with the policy.  Please see the Policy Riders and Rider Charges section of this prospectus for further information about the charges associated with the Supplemental Insurance Rider.

Mutual Fund Operating Expenses

In addition to the charges listed above, there are also charges associated with the mutual funds in which the       Sub-Accounts invest.  While you will not pay these charges directly, they will affect the value of the assets you have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units.  Please see the underlying mutual funds’ prospectuses for additional information about these charges.

A Note on Charges

During a policy's early years, the expenses we incur in distributing and establishing the policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the policy's pricing structure.

Distribution, Promotional, and Sales Expenses. Distribution, promotional and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances and marketing allowances.  We refer to these expenses collectively as "total compensation." The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 42% of first year premiums and 11% of renewal premium after the first year.

We have the ability to customize the total compensation package of our broker-dealer firms.  We may vary the form of compensation paid or the amounts paid as commission, expense allowance or marketing allowance; however, the total compensation will not exceed the maximum (42% of first year premiums and 11% of renewal premium after the first year).  Commission may also be paid as an asset-based amount instead of a premium based amount.  If an asset-based commission is paid, it will not exceed 0.70% of the non-loaned cash value per year.

The amount and/or forms of total compensation we pay depend on factors such as the level of premiums we receive from respective broker-dealer firms and the scope of services they provide.  Some broker-dealer firms may not receive maximum total compensation.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.  The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The separate account (not the policy owners) is the underlying mutual fund shareholder.  When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment adviser or subadviser of an underlying mutual fund or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the policy.

Types of Payments We Receive.  In light of the above, the underlying mutual funds or their affiliates make certain payments to us or our affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the underlying mutual funds, and achieving a profit.

We or our affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and
•
Payments by an underlying mutual fund’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the policy.

Amount of Payments We Receive.  For the year ended December 31, 2006, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.50% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to the amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds.   We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund’s adviser or subadviser is one of our affiliates or whether the underlying mutual fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the policy in relation to its features and benefits when making your decision to invest.  Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

Policy Riders and Rider Charges

You may elect/purchase one or more riders available under the policy to meet your specific needs.  Rider availability varies by state.  Riders may not be elected/purchased independently of the policy.  Upon termination of this policy, all riders will also terminate.

We will assess any rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the rider charges.  We begin to deduct monthly rider charges from your policy's Cash Value on the Policy Date or on the first monthly anniversary of the Policy Date after the rider is effective.

Change of Insured Rider

The benefit associated with the Change of Insured Rider is that you may designate a new Insured, subject to insurability and the conditions below.  The costs and benefits under the policy after the change will be based on the underwriting classification and characteristics of the new Insured.  The amount of insurance coverage after the Change Date shall be the Total Specified Amount shown on the application to change the Insured provided that (1) the policy continues to qualify as life insurance under the Code and (2) such specified amount equals or exceeds the minimum Total Specified Amount shown on the Policy Data Page.  You may elect this rider at the time of application or at any time while the policy is In Force.  Coverage on the new Insured will become effective on the Change Date.  Coverage on the previous Insured will terminate on the day before the Change Date.  The Change Date is the first monthly anniversary on or next following the date the change of insured conditions are met.  The Policy Date will not change.

Change of Insured Conditions:

1.	At the time of the change, the new Insured must have the same business relationship to the Owner as did the previous Insured.

2.	The new Insured may be required to submit evidence of insurability to us.

3.	The new Insured must satisfy our underwriting requirements.

4.	The policy must be In Force and not be in a grace period at the time of the change.

5.	The new Insured must have been at least age eighteen on the Policy Date.

6.	The Owner must make written application to change the Insured.

Change of Insured Rider Charge.  There is no charge associated with the Change of Insured Rider.

Supplemental Insurance Rider

General Information on the Benefits and Operation of the Supplemental Insurance Rider

This rider will modify the amount of insurance coverage (Death Benefit) under the policy.  The benefit associated with the Supplemental Insurance Rider is term life insurance on the Insured that is:  (1) in addition to the Base Specified Amount; (2) payable to the Beneficiary upon the Insured’s death; and (3) annually renewable until the Insured reaches Attained Age 100.  The charges for the Rider are calculated in the same manner as those applicable to the base policy, although different rates may apply under the various policy components available with the Supplemental Insurance Rider.  Currently, if you choose to purchase coverage under this Rider and concurrently reduce the Base Specified Amount by an off-setting amount, some of the charges associated with your policy will be reduced because charges under the  policy components available with the Rider may be lower than the corresponding charges under the policy components available for a base policy. In general, the blending of charges under the rider policy components with corresponding charges under the policy components for a base policy reduces the overall charges associated with the policy. See Appendix C to this prospectus for examples showing how those charges are "blended" when you elect the Supplemental Insurance Rider and/or apply portions of your Total Specified Amount to one or more policy components.

Note that:

•	Certain benefits that are normally available under the policy may be reduced or eliminated when this rider is in effect.

o	Adding this rider results in a lower Enhancement Benefit;

o	In some years and/or at some ages, the cost of insurance charge for the rider is more expensive than the cost of insurance for the base policy; and

o	You may not extend the Maturity Date with respect to the Rider Specified Amount.

•	The rider’s death benefit terminates if the Insured is living on the Maturity Date.

•	The compensation rates payable to the selling broker-dealer are lower on this Rider than those on the base policy.

You may purchase this rider at the time of application or, subject to our approval, at a later time provided that the policy is In Force and the rider is purchased before the Insured reaches Attained Age 100.  If purchased at the time of application, the effective date of the rider is the same as the effective date of insurance coverage.  (See the “Insurance Coverage Effective Date” provision earlier in this prospectus.)  If purchased subsequently, the effective date will be the monthly anniversary of the Policy Date on or next following the date we approve your written request, unless you specify and we approve, a different date.  The Rider Specified Amount may be combined with the Base Specified Amount to satisfy the minimum Total Specified Amount shown on the Policy Data Page.  However, while the rider is in effect, the Base Specified Amount must be at least 10% of the minimum Total Specified Amount.  You may request to either increase or decrease the Total Specified Amount, subject to certain restrictions.

Charges Associated with the Supplemental Insurance Rider

When you elect the Supplemental Insurance Rider, the rates for the following charges differ from the rates for the corresponding charges that apply under policy components for the base policy:
•	Sub-Account Asset Charge;
•	Specified Amount Charge; and
•	Cost of Insurance Charge

Rider Sub-Account Asset Charge

The table below shows the current factors used to determine the Sub-Account Asset Charges applicable to the Rider Specified Amount.

Supplemental Insurance Rider Sub-Account Asset Factors (shown as an annual rate)[1]
Ratio of Cash Value to 7-Pay Premium[2] (on a monthly anniversary)	Policy Component A	Policy Component B	Policy Component C	Policy Component D
Under 125%	0.20%	0.16%	0.16%	0.30%
125% - 249%	0.18%	0.15%	0.15%	0.27%
250% - 374%	0.16%	0.14%	0.14%	0.24%
375% - 499%	0.14%	0.13%	0.13%	0.22%
500% - 649%	0.12%	0.12%	0.12%	0.20%
650% - 799%	0.11%	0.11%	0.11%	0.18%
800% - 999%	0.10%	0.10%	0.10%	0.16%
1000% - 1299%	0.09%	0.09%	0.09%	0.14%
1300% - 1599%	0.08%	0.08%	0.08%	0.13%
1600% - 1999%	0.07%	0.07%	0.07%	0.12%
2000% - 2499%	0.06%	0.06%	0.06%	0.11%
2500% & over	0.05%	0.05%	0.05%	0.10%

1  To calculate the monthly deduction, use the following formula.

        Monthly Rate = (1+ Annual Rate) (Number of days in the Month / Number of days in the year) - 1

2  The 7-Pay Premium is established as of the Policy Date and will not change unless you increase or decrease your Total Specified Amount.

We determine the Sub-Account Asset Charge by multiplying your Cash Value  by the weighted average (i.e., a blend that uses the relative proportions of the Base and Rider Specified Amounts) of the Sub-Account Asset Factors for the Base Policy and the Supplemental Insurance Rider, where each Factor is based on the policy component configuration(s) that you have selected.  Currently, the Sub-Account Asset Charge is no more than (and is guaranteed never to exceed) 0.10357% on a monthly basis (and ranges between 0.05% and 1.25% on an annual basis ), of the net assets you have allocated to the Sub-Accounts.  The guaranteed maximum annual and monthly charges applicable to your policy are shown on the Policy Data Pages.

Rider Specified Amount Charge

If you purchase the Supplemental Insurance Rider, we deduct a monthly Rider Specified Amount Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution, and issuance of the rider.  The charge applicable to your policy depends on the Total Specified Amount and the allocation of theTotal Specified Amount between Base Specified Amount and Rider Specified Amount. The Rider Specified Amount Charge is the same for all policy component configurations.

The charge associated with the first $50,000 of Total Specified Amount is determined separately from the charge associated with the Total Specified Amount in excess of $50,000.   Each of these charges is determined using a weighted average (i.e., a blend that uses the relative proportions of the Base and Rider Specified Amounts) of the base and rider charges.

The Rider Specified Amount Charge will be deducted proportionally from your Sub-Account allocations and the fixed account. The table below shows the current Rider Specified Amount Charges.

Rider Specified Amount Charges
Policy Year	Amount of Total Specified Amount
	Up to $50,000	Over $50,000
1 through 20	$0.05 per $1,000	$0.01 per $1,000
21 and thereafter	$0.01 per $1,000	$0.01 per $1,000

The maximum guaranteed Supplemental Insurance Rider Specified Amount Charge is $0.40 per $1,000 of Specified Amount.

Rider Cost of Insurance Charge

If you elect the Supplemental Insurance Rider, we deduct a monthly Supplemental Insurance Rider Cost of Insurance charge to compensate us for providing term life insurance on the Insured.  This charge is determined by multiplying the rider’s cost of insurance rate by the rider’s death benefit (described below).  We base the supplemental insurance cost of insurance rate on our expectations as to future experience for factors such as mortality, persistency, expenses, and taxes.  The supplemental insurance cost of insurance rate will vary by the Insured’s Issue Age, gender (if not unisex classified), tobacco use, substandard ratings, underwriting class, the number of years from the Policy Date, and the policy component configurations you select.  The same policy component configuration(s) you select for the base policy will apply for the rider unless you request, and we approve, a different configuration.

The Supplemental Insurance Rider Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations and the fixed account.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of the Death Benefit when the Death Benefit depends on Cash Value.

Death Benefit Calculations with the Supplemental Insurance Rider

The death benefit option chosen for the base policy will also be the death benefit option for the rider and calculation of the Death Benefit.  The current death benefit option in effect is shown on the Policy Data Page.  The Death Benefit is calculated as the greater of: (1) the Total Specified Amount; or (2) the Minimum Required Death Benefit (which will differ depending on whether the guideline premium/cash value corridor test or the cash value accumulation test is used).

After the Death Benefit is calculated, it is attributed to the base policy and this rider, as follows.

1.	Base Policy Death Benefit– The amount of the Death Benefit we allocate to the base policy is calculated using the formula below.

Base Policy Death Benefit =                                                      CV  +   (Total NAAR)   x    (Base Specified Amount)
                                                                                                                                                                                      (Total Specified Amount)

Where:

CV = the Cash Value of the policy

Total NAAR = the Death Benefit minus the Cash Value

2.
Supplemental Insurance Rider Death Benefit– The amount of the Death Benefit we allocate to the Supplemental Insurance Rider is calculated by taking the Death Benefit and subtracting the Base Policy Death Benefit (as calculated in item 1 above).

If the Cash Value increases, the portion of the Death Benefit attributable to this rider may, at times, be less than the Rider Specified Amount.

Terminating the Rider

You may terminate this rider by submitting a written request to us at our Home Office.  We may require that you submit the policy for endorsement.  Terminating this rider will likely result in increased policy charges because of the difference in the pattern of policy charges under the corresponding policy components for the base policy and this rider.  If the rider is terminated, the calculation of the Death Benefit will apply exclusively to the base policy.

Termination may require that the amount of Death Benefit coverage provided by the base policy be increased to maintain the qualification of the policy as a contract of life insurance under the Code.

We reserve the right to deny any request to terminate this rider that would disqualify the policy as a contract of life insurance under the Code.  If the policy is not issued as a modified endowment contract, terminating this rider may result in the policy becoming a modified endowment contract.  We will notify the Owner if the policy's status is in jeopardy.

This rider also terminates upon the earliest of the following dates:
•	The date policy is surrendered or terminated;
•	The date the policy Lapses;
•	The Insured’s death; or
•	The date the Insured reaches Attained Age 100.

There is no Cash Value attributable to this rider.  Therefore, there is no Cash Surrender Value attributable to this rider available to you upon termination of this rider.

In most instances, terminating the rider will not be to your advantage.  If you decide to terminate the rider, you should carefully discuss this decision with your registered representative or a qualified financial advisor.

Additional definitions for the Glossary:

Target Premium--An annual premium based on the specified amount under the base policy (i.e., the Policy without any riders) and the Insured's age and underwriting class.  As long as a Policy is not a modified endowment contract, the Target Premium is the Seven-Pay Premium for a Policy for which the Total Specified Amount equals the Base Specified Amount.  Your Target Premium is shown on your Policy Data Pages.  If the policy is a Modified Endowment Contract, the Target Premium equals the amount that would have been the Seven-Pay premium if the policy were not a Modified Endowment Contract and the Total Specified Amount equaled the Base Specified Amount.

Excess Premium--The sum of (i) each Premium paid in a Policy year multiplied by the ratio of the Rider Specified Amount to the Total Specified Amount, and (ii) the amount of Premiums paid in a Policy year in excess of the Target Premium multiplied by the ratio of Base Specified Amount to the Total Specified Amount.

Seven-Pay Premium – 100% of the maximum annual premium allowed under the Code assuming that: (i) the policy is not a modified endowment contract; (ii) the policy’s death benefit is equal to the Total Specified Amount; (iii) seven level annual premiums are paid; (iv) there are no premiums resulting from a Section 1035 exchange; and (v) there are no substandard underwriting ratings.

APPENDIX C
Blending Examples of Policy Charges
Guaranteed Issue Policy With Specified Amount of $150,000
(Assuming No Premiums From Section 1035 Exchange)

(1)	Blended 5.00% = [50% x (Component B @ 10.00%)] plus [50% x (Component D @ 0%)]
(2)	Blended 0.43% = [50% x (Component B @ 0.25%)] plus [50% x (Component D @ 0.60%)]

(3)	$16.00 Specified Amount Charge = [(the first $50,000 of Total Specified Amount) x (.0003) plus (the Total Specified Amount in excess of $50,000 of $100,000) x (.00001)]

Blending Examples of Policy Charges
Guaranteed Issue Policy With Specified Amount of $150,000
(Assuming No Premiums From Section 1035 Exchange)

(4)	5.00% Blended Premium Load on Target Premium = [50% x (Component B @ 10.00%)] plus [50% x (Component D @ 0%)]

(5)	0.23% Variable Sub-account Asset Charge for Component B = [80% x (Base Policy @ 0.25%)] plus [20% x (Supplemental Insurance Rider @ 0.16%)]

(6)	0.39% Blended Variable Sub-account Asset Charge = [50% x (Component B @ 0.23%)] plus [50% x (Component D @ 0.54%)]